                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)

                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                               FRANCO GIANNI PAPA
                           UNICREDITO ITALIANO S.p.A.
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)



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                                  SCHEDULE 13D

----------------------------------
CUSIP No.   87927W10
----------------------------------


-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         UniCredito Italiano S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                        (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                                            [ ]
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy
-------------------------------------------------------------------------------------------------------------------
                                                 7.     SOLE VOTING POWER - 1,357,768

                                                 ------------------------------------------------------------------
         NUMBER OF SHARES                        8.     SHARED VOTING POWER - 2,891,656,682
    BENEFICIALLY OWNED BY EACH                                                             (See Item 5)
      REPORTING PERSON WITH
                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 0

                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                            (See Item 5)
-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,893,014,450
              (See Item 5)
-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]
-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                            54.99%
                                                                                                       (See Item 5)

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------------------------------------------


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


         This Amendment No. 11 amends the Statement on Schedule 13D, dated October 25, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         UniCredito, Pirelli, Edizione Holding, IntesaBci S.p.A. (now Banca Intesa S.p.A.) ("Intesa"), Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 6 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by UniCredito in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.


Item 4. PURPOSE OF TRANSACTION

         A shareholders' meeting of Telecom Italia held on May 24, 2003 resolved to approve the Olivetti Merger (as that term is defined in Amendment No. 8 to the Statement on Schedule 13D). A copy of a press release issued by Telecom Italia concerning, inter alia, the approval of the Olivetti Merger by Telecom Italia's shareholders is filed as an Exhibit to Amendment No. 19 to Pirelli's
Schedule 13D, dated May 28, 2003, filed as Exhibit 32 to this Schedule 13D and incorporated by reference herein. A shareholders' meeting of Olivetti held on May 26, 2003 also resolved to approve the Olivetti Merger.


Item 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.     DESCRIPTION
-----------     -----------

Exhibit 32 Press release of Telecom Italia S.p.A., dated as of May 24, 2003 (incorporated by reference to Exhibit 47 to the Schedule 13D, dated May 28, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              UNICREDITO ITALIANO S.p.A.



                                              By: /s/ Maurizia Angelo Comneno
                                                  ------------------------------
                                                  Name: Maurizia Angelo Comneno
                                                  Title: Executive Officer


                                              By: /s/ Elisabetta Magistretti
                                                  ------------------------------
                                                  Name: Elisabetta Magistretti
                                                  Title: Executive Officer



                                                  Dated: August 6, 2003





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